UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

December 12, 2006

Item 3.	News Release

On December 11, 2006 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Matthews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that the results from fourteen new drill holes have extended gold mineralization in the Luna Zone at its La Cabeza gold project in Argentina.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 12th day of December 2006.

SCHEDULE “A”

For Immediate Release: December 11, 2006

EXETER DRILLING EXTENDS GOLD MINERALIZATION IN LUNA ZONE AT LA CABEZA

Vancouver, BC, December 11, 2006 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB) (the “Company”) reports that results from fourteen new drill holes have extended gold mineralization in the Luna Zone at its La Cabeza gold project, in Argentina.

The new, lateral extensions (the “Luna Extensions”) to the known Luna Zone are located under sand cover, immediately to the south of the previously defined Luna Zone. Overall, mineralization in the Luna Extensions now covers a strike length exceeding 600 metres, and extends to a vertical depth greater than 130 metres from surface in some drill holes.

Preliminary assay results from the nine diamond drill (“LCD”) holes and five reverse circulation percussion (“LCP”) holes include the following intervals:

LCD-153	8.6 metres at a grade of 1.1 grams per tonne (“g/t”) gold,
LCD-156	10.7 metres at a grade of 1.3 g/t gold,
LCD-157	18.0 metres at a grade of 2.1 g/t gold,
LCD-160	12.0 metres at a grade of 1.0 g/t gold and 6.0 metres at a grade of 1.4 g/t gold,
LCD-162A	14.2 metres at a grade of 1.8 g/t gold, and
LCP-236 -	12.0 metres at a grade of 2.4 g/t gold.

Exeter’s Chairman, Yale Simpson, commented: “These are significant results. In addition to extending the Luna Zone into the sand-covered Luna Extensions area, we now have indications at a number of locations that mineralization becomes wider and higher-grade at depth. More drilling is required along strike, and particularly at depth, to fully evaluate this part of what appears to be an extensive vein system.”

Details of the Drilling

Refer to the Exeter website for further information on this drilling, including a plan showing drill hole locations.

For detailed map showing locations please click here

Significant assay results from the new drilling, at a cut-off grade of 0.5 g/t gold, are as follows:

Drill Hole	From (metres)	To (metres)	Width (metres)	Gold grade (g/t)
LCD-153	107.4	116.0	8.6	1.1
including	111.6	112.3	0.7	3.2
LCD-154	60.4	61.0	0.6	2.1
	100.0	102.0	2.0	0.8
LCD-156	42.0	44.0	2.0	1.6
including	42.0	43.0	1.0	2.6
	70.0	80.7	10.7	1.3
LCD-157	56.0	74.0	18.0	2.1 *
including	59.0	65.0	6.0	3.3
	102.0	103.0	1.0	1.5
	119.0	120.0	1.0	1.0 **
	122.0	122.8	0.8	1.5

LCD-158	92.3	94.0	1.7	0.8
	100.0	101.0	1.0	0.9 **
	112.3	113.0	0.7	1.5
LCD-160	42.0	54.0	12.0	1.0 *
	57.0	60.0	3.0	0.9 *
	63.0	66.0	3.0	0.7 *
	78.0	84.0	6.0	1.4 *
	128.3	129.1	0.8	0.9
	138.0	139.1	1.1	1.2
LCD-161	44.5	45.0	0.5	5.6
	52.0	52.7	0.7	2.5
	75.5	76.0	0.5	0.8
	80.0	81.0	1.0	1.6
	87.1	88.0	0.9	1.2
	131.0	132.0	1.0	1.5
	190.0	191.0	1.0	0.7
LCD-162A	79.0	93.2	14.2	1.8 *
including	84.5	85.4	0.9	4.5
including	88.0	89.6	1.6	3.1
	102.3	104.4	2.1	0.5
	158.0	160.0	2.0	0.5
LCD-164	108.0	109.0	1.0	1.0
	173.1	173.8	0.7	0.8
LCP-229A	57.0	60.0	3.0	1.2
LCP-236	58.0	70.0	12.0	2.4
LCP-239	75.0	78.0	3.0	3.2
LCP-262	118.0	121.0	3.0	0.8
LCP-265	74.0	77.0	3.0	0.9

Notes: All results are down-hole intervals and may not represent true widths.

*

The following intercepts are from reverse circulation percussion samples from the pre-collar portion of the diamond drill holes: LCD-157 – 56.0 to 74.0 metres, LCD-160 – 42.0 to 84.0 metres and LCD-162A – 79.0 to 82.0 metres.

**

Regular whole core samples of HQ-size diamond drill core, in representative rock types (in both mineralized and un-mineralized rocks) have been collected and dispatched to the University of San Juan in Argentina for simple compression tests (“SCT”).

In LCD-157, the interval 118.0-119.0 metres, above the intersection represents a SCT sample and for reporting purposes has been assumed to have a gold value of zero.

In LCD-158, the interval 99.0-100.0 metres, above the intersection represents a SCT sample and for reporting purposes has been assumed to have a gold value of zero.

Drill holes LCD-153, LCD-154, LCD-156, LCD-157, LCD-158, LCD-160, LCD-162A, LCP-236, and LCP-239 all represent 50 metre by 50 metre infill drilling along the same zone. The majority of the holes intersected intervals of previously unknown mineralization, all under sand cover, averaging 13 metres in thickness.

LCD-157, undercut LCP-219 (6 metres at a grade of 0.8 g/t gold), intersecting a wider, higher-grade interval of 18.0 metres at a grade of 2.1 g/t gold.

The gold intersections reported from LCD-161 between 44.5 and 88.0 metres and those within LCP-229A represent new veins south of the main Luna vein system.

LCP-236, undercut drill hole LCP-212 (3.0 metres at a grade of 0.8 g/t gold), intersecting a wider, higher-grade intersection of 12.0 metres at a grade of 2.4 g/t gold. Drill hole LCD-162A undercut LCP-236 and intersected 14.2 metres at a grade of 1.8 g/t gold.

Other Drilling at La Cabeza

Five drill rigs are currently testing potential extensions to the Cuello, Luna, Ojo, Mandibula and Central Vein Zones. An important part of the program is a “drill fence” program, wherein the Company drills rows of reverse circulation drill holes across areas of sand cover. Results will be released upon verification and compilation of assays.

Quality Control and Quality Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade (unless otherwise noted), with no cutting of high grades. All reverse circulation drill samples are collected using a cyclone in one metre intervals, and the majority are then composited into three metre samples. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard, blank and duplicate samples are used throughout the sample sequence as checks. Mineralized intervals presented above are drill intersection widths and may not represent the true widths of mineralization.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter Resource Corporation

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America. Its common shares are listed for trading on the American Stock Exchange (Amex), under the symbol “XRA”, and on the TSX Venture Exchange (TSX-V), under the symbol “XRC”.

Please click here for the Exeter stock quote on Amex: XRA

The Company’s flagship project, the La Cabeza property in Argentina, is rapidly advancing towards a development decision, following two years of intensive exploration and definition drilling. Five drills are currently operating on the site to complete the exploration program. Concurrent project development activities include engineering, metallurgical, hydrological, and environmental studies. In 2007, the project is scheduled to enter the mine feasibility stage.

In the prospective, Patagonia region of Argentina, Exeter has a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary, over 12 epithermal gold and silver properties. Current exploration, including drilling, is focusing on advancing the Cerro Moro, Cerro Puntudo and Verde discoveries.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property. Drilling is scheduled for January 2007.

In Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations	Suite 1260, 999 West Hastings Street
Tel: 604.688.9592 Fax: 604.688.9532	Vancouver, B.C. Canada V6C 2W2
Toll-free: 1-888-688-9592	exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to Exeter’s exploration plans and expectations for advancing its exploration properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date December 12, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director